March 16, 2015

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Compass EMP Funds Trust, 333-181176 and 811-22696

Dear Sir/Madam:

On behalf of the Compass EMP Funds Trust, a registered investment company (the “Trust”), we submit with this letter, via electronic filing, a definitive proxy statement on behalf of the Compass EMP U.S. 500 Volatility Weighted Fund, Compass EMP U.S. Small Cap 500 Volatility Weighted Fund, Compass EMP International 500 Volatility Weighted Fund, Compass EMP Emerging Market 500 Volatility Weighted Fund, Compass EMP U.S. 500 Enhanced Volatility Weighted Fund, Compass EMP International 500 Enhanced Volatility Weighted Fund, Compass EMP REC Enhanced Volatility Weighted Fund, Compass EMP Commodity Strategies Volatility Weighted Fund, Compass EMP Commodity Strategies Enhanced Volatility Weighted Fund, Compass EMP Long/Short Strategies Fund, Compass EMP Market Neutral Income Fund, Compass EMP Enhanced Fixed Income Fund, Compass EMP Ultra Short-Term Fixed Income Fund, Compass EMP Multi-Asset Balanced Fund, Compass EMP Multi-Asset Growth Fund, Compass EMP Alternative Strategies Fund, Compass EMP U.S. 500 Volatility Weighted Index ETF, Compass EMP U.S. 500 Enhanced Volatility Weighted Index ETF, Compass EMP U.S. EQ Income 100 Enhanced Volatility Weighted Index ETF, Compass EMP U.S. Discovery 500 Enhanced Volatility Weighted Index ETF, and Compass EMP Developed 500 Enhanced Volatility Weighted Index ETF, each a series of the Trust. The primary purpose of the proxy statement is to solicit shareholder approval of a new management agreement.

If you have any questions, please contact the undersigned at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins